CF Industries Nitrogen, LLC (a Limited Liability Company) Audited Financial Statements for the Three Years Ended December 31, 2021 EX99.1

KPMG LLP Aon Center Suite 5500 200 E. Randolph Street Chicago, IL 60601-6436 KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Independent Auditors’ Report The Board of Managers CF Industries Nitrogen, LLC: Opinion We have audited the consolidated financial statements of CF Industries Nitrogen, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income, members’ capital, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021 in accordance with U.S. generally accepted accounting principles. Basis for Opinion We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Responsibilities of Management for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued. Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

2 In performing an audit in accordance with GAAS, we: ● Exercise professional judgment and maintain professional skepticism throughout the audit. ● Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. ● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed. ● Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements. ● Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit. Chicago, Illinois February 25, 2022

CF INDUSTRIES NITROGEN, LLC

Consolidated Statements of Operations and Comprehensive Income

	Year ended December 31, 2021	2020	2019
	(in millions)		
Net sales:			
Product sales to CHS	$ 650.4	$ 361.1	$ 417.9
Product sales to CF Affiliates	3,344.0	2,139.8	2,389.4
Other	3.5	3.6	3.5
Total	3,997.9	2,504.5	2,810.8
Cost of goods sold:			
Materials, supplies and services	2,045.9	1,704.2	1,816.2
Services provided by CF Affiliates	325.8	302.6	285.5
Gross margin	1,626.2	497.7	709.1
Selling, general, and administrative expenses:			
Incurred by CFN	5.6	2.7	3.1
Provided by CF Affiliates	53.0	47.6	36.0
Other operating—net	(3.5)	(0.2)	2.6
Earnings from operations	1,571.1	447.6	667.4
Interest income from CFUSA Revolving Note	(0.2)	(0.7)	(0.8)
Other non-operating—net	2.9	(2.6)	(8.2)
Net earnings	$ 1,568.4	$ 450.9	$ 676.4
Other comprehensive loss:			
Gain on cash flow hedges reclassified to earnings	(0.4)	(0.4)	(0.4)
Comprehensive income	$ 1,568.0	$ 450.5	$ 676.0
Allocation of net earnings:			
To CHS	$ 342.7	$ 114.8	$ 153.4
To CFUSA	1,225.7	336.1	523.0
Net earnings	$ 1,568.4	$ 450.9	$ 676.4
Distributions:			
To CHS	$ 193.9	$ 174.3	$ 186.5
To CFUSA	711.3	702.0	739.8
Total distributions	$ 905.2	$ 876.3	$ 926.3

See accompanying Notes to the Consolidated Financial Statements.

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Consolidated Balance Sheets December 31, 2021 2020 (in millions) ASSETS Current assets: Cash and cash equivalents $ 873.0 $ 320.8 Due from CHS 89.5 31.4 Due from CF Affiliates 478.6 222.0 CFUSA Revolving Note receivable 250.0 120.0 Other receivables 0.8 0.3 Inventories 143.2 77.3 Prepaid expenses and other current assets 1.1 0.2 Total current assets 1,836.2 772.0 Property, plant and equipment—net 5,990.0 6,309.6 Other assets 133.8 131.6 Total assets $ 7,960.0 $ 7,213.2 LIABILITIES AND MEMBERS' CAPITAL Current liabilities: Accounts payable and accrued expenses $ 257.3 $ 174.6 Due to CF Affiliates 39.7 37.5 Total current liabilities 297.0 212.1 Other liabilities 1.9 2.8 Members' capital: CHS 2,837.7 2,688.9 CFUSA 4,820.8 4,306.4 Accumulated other comprehensive income 2.6 3.0 Total members' capital 7,661.1 6,998.3 Total liabilities and members' capital $ 7,960.0 $ 7,213.2 See accompanying Notes to the Consolidated Financial Statements. CF INDUSTRIES NITROGEN, LLC 4

CF INDUSTRIES NITROGEN, LLC

Consolidated Statements of Members' Capital

	CHS	CFUSA	Accumulated Other Comprehensive Income (Loss)	Total
	(in millions)			
Members' capital as of December 31, 2018	$ 2,781.5	$ 5,239.1	$ 3.8	$ 8,024.4
Net earnings	153.4	523.0	—	676.4
Gain on cash flow hedges reclassified to earnings	—	—	(0.4)	(0.4)
CFUSA capital withdrawal	—	(350.0)	—	(350.0)
Distributions to members	(186.5)	(739.8)	—	(926.3)
Members' capital as of December 31, 2019	$ 2,748.4	$ 4,672.3	$ 3.4	$ 7,424.1
Net earnings	114.8	336.1	—	450.9
Gain on cash flow hedges reclassified to earnings	—	—	(0.4)	(0.4)
Distributions to members	(174.3)	(702.0)	—	(876.3)
Members' capital as of December 31, 2020	$ 2,688.9	$ 4,306.4	$ 3.0	$ 6,998.3
Net earnings	342.7	1,225.7	—	1,568.4
Gain on cash flow hedges reclassified to earnings	—	—	(0.4)	(0.4)
Distributions to members	(193.9)	(711.3)	—	(905.2)
Members' capital as of December 31, 2021	$ 2,837.7	$ 4,820.8	$ 2.6	$ 7,661.1

See accompanying Notes to the Consolidated Financial Statements.

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Consolidated Statements of Cash Flows Year ended December 31, 2021 2020 2019 (in millions) Operating Activities: Net earnings $ 1,568.4 $ 450.9 $ 676.4 Adjustments to reconcile net earnings to net cash provided by operating activities: Depreciation and amortization 711.3 684.2 687.2 Loss on disposal of property, plant and equipment 2.0 3.6 4.9 Changes in operating assets and liabilities: Due from CHS (58.1) 0.7 8.6 Other receivables (0.5) 0.4 0.1 Inventories (65.9) 24.5 (2.0) Accounts payable and accrued expenses 91.0 2.4 (39.2) Due to/from CF Affiliates (254.4) (22.7) 30.4 Other—net (9.8) (10.1) (7.7) Net cash provided by operating activities 1,984.0 1,133.9 1,358.7 Investing Activities: Additions to property, plant and equipment (397.4) (239.3) (287.5) (Net issuances under) net repayments of CFUSA Revolving Note (130.0) 135.0 (155.0) Proceeds from sale of property, plant and equipment 0.8 0.7 19.6 Net cash used in investing activities (526.6) (103.6) (422.9) Financing Activities: Distributions paid to members (905.2) (876.3) (926.3) CFUSA capital withdrawals — — (350.0) Net cash used in financing activities (905.2) (876.3) (1,276.3) Increase (decrease) in cash and cash equivalents 552.2 154.0 (340.5) Cash and cash equivalents at beginning of period 320.8 166.8 507.3 Cash and cash equivalents at end of period $ 873.0 $ 320.8 $ 166.8 See accompanying Notes to the Consolidated Financial Statements. CF INDUSTRIES NITROGEN, LLC 6

Notes to the Consolidated Financial Statements 1. Background and Basis of Presentation CF Industries Nitrogen, LLC is a Delaware limited liability company that produces nitrogen-based products. Our principal nitrogen-based products are ammonia, granular urea, urea ammonium nitrate solution (UAN), and ammonium nitrate (AN). Our other nitrogen-based products include diesel exhaust fluid, urea liquor, nitric acid, and aqua ammonia. All references to "we," "our," "us," "CFN," or "the Company" refer to CF Industries Nitrogen, LLC and its subsidiaries, except where the context makes clear that the reference is only to CF Industries Nitrogen, LLC itself and not its subsidiaries. Throughout these financial statements, the term "CF Affiliates" refers to the other consolidated subsidiaries of CF Industries Holdings, Inc. (CF), including CF USA Holdings, LLC (CFUSA), CF Industries Sales, LLC (CFS), CF Industries Enterprises, LLC (CFE), CF Industries, Inc. (CFI) and CF Industries Employee Services, LLC (CFIES). CF is the ultimate parent of CFN. Throughout these financial statements, references to "tons" refer to short tons, which is 2,000 pounds. We have three wholly owned subsidiaries: Terra International (Oklahoma) LLC (TIOK), which operates a nitrogen manufacturing facility in Woodward, Oklahoma; Terra Nitrogen, Limited Partnership (TNLP), which operates a nitrogen manufacturing facility in Verdigris, Oklahoma; and CFN Holdings, LLC (CFN Holdings), which owns the general partner interest in TNLP. Our other principal assets include nitrogen manufacturing facilities located in Donaldsonville, Louisiana; Port Neal, Iowa; and Yazoo City, Mississippi. On December 18, 2015, CFS and CHS Inc. (CHS), an unrelated third party, entered into the Second Amended and Restated Limited Liability Company Agreement of CF Industries Nitrogen, LLC (the Second Amended and Restated LLC Agreement). Also on December 18, 2015, CHS and CFS entered into supply agreements (the “CHS Supply Agreement” and “CFS Supply Agreement,” respectively) with us to purchase granular urea and UAN 32% solution (UAN 32). On February 1, 2016, CHS made its capital contribution of $2.8 billion in exchange for membership interests in CFN that, in accordance with the Second Amended and Restated LLC Agreement, represented approximately 11% of the total membership interests in CFN at that time. Additionally, on February 1, 2016, CFS contributed production facilities to CFN, which was recorded as a capital contribution and for which CFS was issued membership interests. See Note 4—Agreement of LLC for additional information. The CHS and CFS Supply Agreements also became effective on February 1, 2016. Finally, we entered into a supply agreement with CFE (as amended, the “CFE Supply Agreement”) on February 1, 2016, whereby CFE purchases all of our non-urea and non-UAN 32 nitrogen production. Under the CHS Supply Agreement, CHS has the right to purchase up to approximately 1.1 million tons of granular urea and 580 thousand tons of UAN 32 annually, unless modified in accordance with the CHS Supply Agreement, at market prices. As part of the CHS Supply Agreement, we are required to supply nitrogen products from a nitrogen manufacturing facility owned by a CF Affiliate in Medicine Hat, Alberta, and we purchase certain nitrogen products from a CF Affiliate to satisfy those obligations. We are also required to supply nitrogen products from TNLP's nitrogen manufacturing facility under the CHS Supply Agreement, and we purchase these nitrogen products through intercompany transactions with TNLP that eliminate in consolidation. CFS is required to purchase all tons of granular urea and UAN 32 produced by us and not sold to CHS, except for amounts held by us as inventory, at market prices. In addition, we sell all of the other nitrogen products that we produce to CFE at agreed-upon transfer prices. See Note 8—Revenue Recognition for additional information. CFN is managed by a Board of Managers, in accordance with the amendment to the Second Amended and Restated LLC Agreement (as amended, the LLC Agreement), to which CFUSA has the ability to nominate four Managers and CHS has the ability to nominate one Manager. The Board of Managers has the power to operate CFN and make all decisions related to those operations and can delegate these powers to our officers. Although we are a limited liability company, CFN is treated as a partnership for tax purposes. Partnerships are generally not subject to federal income tax, and any tax liability is borne by the holders of the membership interests. See Note 2 —Summary of Significant Accounting Policies and Note 13—Income Taxes for additional information. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP). CF INDUSTRIES NITROGEN, LLC 7

2. Summary of Significant Accounting Policies Consolidation The consolidated financial statements of CFN and the accompanying notes include the accounts of CFN, CFN Holdings, TIOK, and TNLP. All intercompany transactions and balances have been eliminated. Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from these estimates. Significant estimates and assumptions are used for, but are not limited to, estimates used for the allocation of net earnings to CHS and CFUSA, net realizable value of inventories, environmental remediation liabilities, environmental and litigation contingencies, useful lives of property, plant and equipment and the evaluation of potential impairments of long- lived assets. Revenue Recognition Sales are made in accordance with the CHS, CFS and CFE Supply Agreements. We follow the five-step model for revenue recognition, which includes: (1) identification of the contract with the customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations, and (5) recognition of revenue when a performance obligation is satisfied. We fulfill our performance obligations when control transfers to our customer. Control of our products transfers to our customer when the customer is able to direct the use of, and obtain substantially all the benefits from, our products. Control transfers at the later of when title or risk of loss transfers to the customer, which is generally upon loading of our product onto transportation equipment. See Note 8—Revenue Recognition for further discussion of revenue from contracts with our customers. In situations where we have agreed to arrange delivery of the product to CHS' intended destination and control of the product transfers upon loading of our product onto transportation equipment, we have elected to not identify delivery of the product as a performance obligation. We account for any freight income associated with the delivery of these products as freight revenue, since this activity fulfills our obligation to transfer the product to the customer. Shipping and handling costs incurred by us are included in cost of goods sold. Cash and Cash Equivalents Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value. Due to/from CF Affiliates We receive cash and make expenditures directly from our cash accounts. Because we sell our products to and receive products and services from CF Affiliates, CF Affiliates are both debtors and creditors to us. Inventories Inventories are reported at the lower of cost and net realizable value and are determined on a first-in, first-out (FIFO) and average cost basis. Inventories include the cost of materials, production labor, and production overhead. Net realizable value is reviewed at least quarterly. Fixed production costs related to idle capacity are not included in the cost of inventories but are charged directly to cost of goods sold in the period incurred. CF INDUSTRIES NITROGEN, LLC 8

Property, Plant and Equipment Property, plant and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method and are recorded over the estimated useful life of the property, plant or equipment. Useful lives are as follows: Years Mobile and office equipment 3 to 10 years Production facilities and related assets 2 to 30 years Land improvements 10 to 30 years Buildings 10 to 40 years We periodically review the useful lives assigned to our property, plant and equipment and we change these estimates to reflect the results of those reviews. Scheduled inspections, replacements, and overhauls of plant machinery and equipment at our continuous process manufacturing facilities during a full plant shutdown are referred to as plant turnarounds. Plant turnarounds are accounted for under the deferral method, as opposed to the direct expense or built-in overhaul methods. Under the deferral method, expenditures related to turnarounds are capitalized in property, plant and equipment when incurred and amortized to cost of goods sold on a straight-line basis over the period benefited, which is until the next scheduled turnaround in up to five years. If the direct expense method were used, all turnaround costs would be expensed as incurred. Internal employee costs and overhead amounts are not considered turnaround costs and are not capitalized. Turnaround costs are classified as investing activities in our consolidated statements of cash flows. See Note 7—Property, Plant and Equipment—Net for additional information. Recoverability of Long-Lived Assets We review property, plant and equipment and other long-lived assets in order to assess recoverability based on expected future undiscounted cash flows whenever events or circumstances indicate that the carrying value may not be recoverable. If the sum of the expected future net cash flows is less than the carrying value, an impairment loss is recognized. The impairment loss is measured as the amount by which the carrying value exceeds the fair value of the asset. Income Taxes CFN is treated as a partnership for federal income tax purposes. As a partnership, CFN is not subject to income tax. For additional information, see Note 1—Background and Basis of Presentation and Note 13—Income Taxes. The income tax liabilities of the individual members of CFN are not reflected in our consolidated financial statements. Environmental Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations are expensed. Expenditures that increase the capacity or extend the useful life of an asset, improve the safety or efficiency of the operations, or mitigate or prevent future environmental contamination are capitalized. Liabilities are recorded when it is probable that an obligation has been incurred and the costs can be reasonably estimated. Environmental liabilities are not discounted. CF INDUSTRIES NITROGEN, LLC 9

Litigation From time to time, we are subject to ordinary, routine legal proceedings related to the usual conduct of our business. We may also be involved in proceedings regarding public utility and transportation rates, environmental matters, taxes and permits relating to the operations of our various plants and facilities. Accruals for such contingencies are recorded to the extent management concludes their occurrence is probable and the financial impact of an adverse outcome is reasonably estimable. Legal fees are recognized as incurred in cost of goods sold in our consolidated statements of operations and comprehensive income and are not included in accruals for contingencies. Disclosure for specific legal contingencies is provided if the likelihood of occurrence is at least reasonably possible and the exposure is considered material to our consolidated financial statements. In making determinations of likely outcomes of litigation matters, many factors are considered. These factors include, but are not limited to, history, scientific and other evidence, and the specifics and status of each matter. If the assessment of various factors changes, the estimates may change. Predicting the outcome of claims and litigation, and estimating related costs and exposure, involves substantial uncertainties that could cause actual costs to vary materially from estimates and accruals. 3. Recently Adopted Accounting Standards On January 1, 2020, we adopted Accounting Standards Update (ASU) No. 2018-15—Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. This ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This ASU does not affect the accounting for the service element of a hosting arrangement that is a service contract. We adopted this ASU prospectively. The adoption of this ASU did not have a material impact on our consolidated financial statements; however, it could have an effect on future financial results if significant new software involving a cloud computing agreement is implemented. In this case, a certain portion of the implementation costs would be deferred and expensed over the term of the cloud computing arrangement. 4. Agreement of LLC Capital Contributions, Withdrawals, and Transfers On February 1, 2016, CFS contributed the production facilities at Donaldsonville, Louisiana, Port Neal, Iowa, Woodward, Oklahoma, and Yazoo City, Mississippi, to CFN, which was recorded as a capital contribution and for which CFS was issued membership interests. All of the cash and cash equivalents, due to/from CF Affiliates, inventory, property, plant and equipment, other assets, accounts payable and accrued expenses that existed at CFN and TIOK immediately prior to February 1, 2016 were transferred to CFN and TIOK on February 1, 2016 and were included as part of the capital contribution to CFN. The contribution of TNCLP and TNLP into CFN on April 3, 2018 was recorded in these financial statements as a capital contribution occurring on February 1, 2016. CHS made a capital contribution to us on February 1, 2016 for $2.8 billion in cash in exchange for membership interests in CFN. Under the terms of the LLC Agreement, if and to the extent we require additional capital from time to time for any capital expenditures, repair or replacement costs, or increased operational costs, CFUSA is required to make additional capital contributions in the amounts determined by the CFN Board of Managers. CFUSA is permitted, but not required, to make additional capital contributions to us in excess of the amounts determined by the CFN Board of Managers. Contributions made by CFUSA are based on the book value of the capital contribution and result in an increase to CFUSA's capital account. During the years ended December 31, 2021, 2020 and 2019, CFUSA did not make any contributions to us. CFUSA is permitted to withdraw capital, which reduces its capital account, so long as we have the ability to produce a certain minimum amount of nitrogen fertilizer product and as long as the Revolving Credit Note Agreement with CF (the CF Revolving Note) remains in effect (for more information, see Note 5—Related Party Transactions). During the years ended December 31, 2021 and 2020, CFUSA did not withdraw any capital from us. During the year ended December 31, 2019, CFUSA withdrew $350.0 million of capital from us. CFUSA is also permitted to transfer or sell additional membership interests to other non-related parties in accordance with the LLC Agreement. CHS is not required or permitted to make additional capital contributions beyond its initial investment of $2.8 billion. CHS is able to sell some or all of its membership interests in us to certain other non-related parties in accordance with the LLC Agreement. CF INDUSTRIES NITROGEN, LLC 10

CFUSA is permitted to transfer its membership interests to any CF Affiliate, and CHS is permitted to transfer its membership interests to any CHS affiliate, at each party’s sole discretion. Allocation of Income CHS and CFUSA are allocated net earnings in accordance with the LLC Agreement. Net earnings are allocated between the parties based on taxable income, as defined in the LLC Agreement, and estimates are used to determine the amount of taxable income to be allocated between CHS and CFUSA. Additionally, if CHS' distribution exceeds its allocation of earnings by more than $35 million in any fiscal year, then the net earnings allocated to CHS is increased so that the difference between CHS' distribution and its allocation of net earnings for that fiscal year does not exceed $35 million. For the year ended December 31, 2021, we allocated $342.7 million and $1,225.7 million of our net earnings to CHS and CFUSA, respectively. For the year ended December 31, 2020, we allocated $114.8 million and $336.1 million to CHS and CFUSA, respectively. For the year ended December 31, 2019, we allocated $153.4 million and $523.0 million to CHS and CFUSA, respectively. Distributions The semi-annual distribution periods are from January 1 through June 30 and July 1 through December 31. The amount of our distributions to CHS and CFUSA are based generally on our profitability and determined based on the volume of granular urea and UAN 32 sold by us to CHS and CFS pursuant to the CHS Supply Agreement and CFS Supply Agreement, respectively, less a formula driven amount based primarily on the cost of natural gas used to produce the granular urea and UAN 32 and adjusted for the allocation of items such as operational efficiencies and overhead amounts. The distributions are payable to CHS and CFUSA on January 31 and July 31 and are subject to true-up for 30 days following the payment in accordance with the LLC Agreement. During 2021, 2020 and 2019 we paid distributions to CHS of $193.9 million, $174.3 million and $186.5 million, respectively. We paid distributions to CFUSA of $711.3 million, $702.0 million and $739.8 million in 2021, 2020 and 2019, respectively. The distributions to CHS and CFUSA relating to the distribution period ending December 31, 2021, were $247.4 million and $956.8 million, respectively, and were approved by the CFN Board of Managers on January 31, 2022. See Note 14 —Subsequent Events for additional information. 5. Related Party Transactions We have entered into the following transactions with either CHS or CF Affiliates: Supply Agreements See Note 8—Revenue Recognition for a discussion of the CHS, CFS, and CFE Supply Agreements. CFN Intercompany Services Agreements CFN is party to an intercompany services agreement with CFE (as amended, the CFE-CFN Intercompany Services Agreement). The CFE-CFN Intercompany Services Agreement was assigned by CFI to CFE on August 31, 2019. The CFE- CFN Intercompany Services Agreement has since been amended to clarify and update the description of services provided to CFN and the amounts CFE could charge CFN. Under the CFE-CFN Intercompany Services Agreement, CFE agrees to provide various services to us. These services include manufacturing administration, environmental, health and safety, procurement and purchasing, information technology, raw materials, human resources, accounting and finance, and various corporate services, which are provided to us at an agreed-upon price. CFE also incurs other costs which are charged to us at cost, including insurance premiums, legal fees, other professional services fees, and certain payroll added costs. CFN is also party to intercompany service agreements with CFS (the CFS Intercompany Services Agreement) and CFIES (as amended, the CFIES-CFN Intercompany Services Agreement). Under the CFS Intercompany Services Agreement, CFS provides us supply chain and supply chain management services, and we reimburse CFS for the freight charges that CFS incurs on our behalf. Under the CFIES-CFN Intercompany Services Agreement, CFIES provides us employees to run and operate the Company's nitrogen manufacturing complexes, and we reimburse CFIES for the payroll and payroll-added costs incurred by CFIES at an agreed-upon price. CF INDUSTRIES NITROGEN, LLC 11

CF INDUSTRIES NITROGEN, LLC

Prior to August 31, 2019, we were party to an intercompany services agreement with CFI (the CFI-CFN Intercompany Services Agreement) whereby CF Affiliates agreed to provide various services to us. These services included payroll, payroll-related expenses and benefit costs, pension costs, freight expense, information technology services, corporate engineering, corporate manufacturing and environmental, health and safety services, accounting, legal services, risk management, supply chain management, raw materials procurement, and other services.

We do not have any employees. We rely upon employees from CFIES to operate our facilities. Payroll, payroll-related expenses and other employee-related benefit costs charged to us for the years ended December 31, 2021, 2020 and 2019 were $229.4 million, $213.4 million and $203.3 million, respectively. We report these expenses as services provided by CF Affiliates in cost of goods sold in our consolidated statements of operations and comprehensive income.

We incurred costs associated with the other services provided by CF Affiliates during the years ended December 31, 2021, 2020 and 2019 of $101.2 million, $90.3 million and $74.6 million, respectively, which were recorded in our consolidated statements of operations and comprehensive income as follows:

	Year ended December 31,		
	2021	2020	2019
		(in millions)	
Cost of goods sold	$ 55.8	$ 50.7	$ 46.6
Selling, general and administrative expenses	45.4	39.6	28.0
Total	$ 101.2	$ 90.3	$ 74.6

Under the CFE-CFN and CFI-CFN Intercompany Services Agreements, CFE and CFI are required, on an annual basis, to compare the actual costs of providing the services to the amounts that were charged to us. If the actual costs of providing the services to us differ from the amounts charged to us by more than 5%, then CFE or CFI is required to either charge us for the difference (if the actual costs exceed the amounts charged to us), subject to a services cost cap, if applicable, or credit us for the difference (if the actual costs are less than the amounts charged to us). If the actual costs of providing the services to us differ from the amounts charged to us by less than 5%, no true-up is required. This comparison is required to be completed within 60 days following the end of each calendar year. As a result of performing the comparison between the actual costs of providing the services to us and the amounts charged to us, no adjustment was required for the years ended December 31, 2021, 2020 or 2019.

TNLP Intercompany Services

TNLP is party to an intercompany service agreement with CFE (as amended, the CFE-TNLP Intercompany Services Agreement). The CFE-TNLP Intercompany Services Agreement was signed on September 1, 2019 and has since been amended to clarify and update the description of services provided to TNLP. Under the CFE-TNLP Intercompany Services Agreement, CFE agrees to provide various services to TNLP. These services include manufacturing administration, environmental, health and safety, procurement and purchasing, information technology, raw materials, human resources, accounting and finance, and various corporate services, which are provided to TNLP at an agreed-upon price. CFE also incurs other costs which are charged to TNLP at cost, including insurance premiums, legal fees, other professional services fees, and certain payroll added costs.

TNLP is also party to an intercompany services agreement with CFIES (as amended, the CFIES-TNLP Intercompany Services Agreement). Under the CFIES-TNLP Intercompany Services Agreement, CFIES provides TNLP employees to run and operate TNLP's nitrogen manufacturing complex, and TNLP reimburses CFIES for the payroll and payroll-added costs incurred by CFIES at an agreed-upon price.

Prior to August 31, 2019, TNLP was party to an intercompany services agreement with CFI (the CFI-TNLP Intercompany Services Agreement) whereby CF Affiliates agreed to provide various services to TNLP. These services included payroll, payroll-related expenses and benefit costs, pension costs, freight expense, information technology services, corporate engineering, corporate manufacturing and environmental, health and safety services, accounting, legal services, risk management, supply chain management, raw materials procurement, and other services.

TNLP does not have any employees. TNLP relies upon employees from CFIES to operate its Verdigris facility. Payroll, payroll-related expenses and other employee-related benefit costs charged to TNLP for the years ended December 31, 2021, 2020 and 2019 were $35.5 million, $34.1 million and $31.4 million, respectively. We report these expenses as services provided by CF Affiliates in cost of goods sold in our consolidated statements of operations and comprehensive income.

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CF INDUSTRIES NITROGEN, LLC

TNLP incurred costs associated with the other services provided by CF Affiliates during the years ended December 31, 2021, 2020 and 2019 of $12.7 million, $12.4 million and $12.2 million, respectively, which were recorded in our consolidated statements of operations and comprehensive income as follows:

	Year ended December 31,		
	2021	2020	2019
		(in millions)	
Cost of goods sold	$ 5.1	$ 4.4	$ 4.2
Selling, general and administrative expenses	7.6	8.0	8.0
Total	$ 12.7	$ 12.4	$ 12.2

Amounts Due to/from Related Parties

Amounts due from CHS represent the outstanding receivables owed by CHS for its purchases of granular urea and UAN 32.

We receive cash and make expenditures directly from our cash accounts. Because we sell our products to and receive products and services from CF Affiliates, those CF Affiliates are both debtors and creditors to us. As of December 31, 2021 and 2020, we had a net balance due from CF Affiliates of $438.9 million and $184.5 million, respectively.

CF Revolving Note

On February 1, 2016, we became party to the CF Revolving Note. The CF Revolving Note permits us to borrow up to $427.0 million from CF in order to pay our distributions owed to CHS pursuant to the LLC Agreement. Under the terms of the CF Revolving Note, borrowings are not permitted for any other purpose. Any amounts borrowed bear interest at a rate per annum equal to the one-month LIBOR rate plus 1.35%. Payments on amounts borrowed can be made at any time without penalty. The CF Revolving Note matures fifteen years after issuance, or earlier if a replacement Liquidity Facility, as that term is defined in the LLC Agreement, becomes effective, with all amounts borrowed, and interest accrued, due and payable at that time. During the years ended December 31, 2021, 2020 and 2019, we did not make any borrowings, or incur any interest expense, under the CF Revolving Note.

CFUSA Revolving Note

On August 1, 2018, we became party to a Revolving Credit Note Agreement with CFUSA (the CFUSA Revolving Note). The CFUSA Revolving Note permits CFUSA to borrow up to $500.0 million from us. Any amounts borrowed bear interest at the applicable federal rate, as determined by the U.S. Secretary of the Treasury. Any amounts that are borrowed under the CFUSA Revolving Note can be repaid at any time or, pursuant to the LLC Agreement, offset against distributions owed by us to CFUSA. The CFUSA Revolving Note can be terminated on the earlier of two business days after demand for payment by us and the date that amounts become due and payable as a result of default by CFUSA. As of December 31, 2021 and 2020, CFUSA had $250.0 million and $120.0 million, respectively, of principal outstanding under the CFUSA Revolving Note. Additionally, as of December 31, 2021 and 2020, CFUSA had $37 thousand and $20 thousand of interest owed on borrowing under the CFUSA Revolving Note. We recognized interest income related to the CFUSA Revolving Note of $0.2 million, $0.7 million and $0.8 million in 2021, 2020 and 2019, respectively.

6. Inventories

Inventories consisted of the following:

	December 31,	
	2021	2020
	(in millions)	
Finished goods	$ 112.3	$ 55.7
Raw materials, spare parts and supplies	30.9	21.6
Total inventories	$ 143.2	$ 77.3

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CF INDUSTRIES NITROGEN, LLC

7. Property, Plant and Equipment—Net

Property, plant and equipment—net consisted of the following:

	December 31, 2021	December 31, 2020
	(in millions)	
Land	$ 46.6	$ 46.2
Buildings and improvements	819.9	812.9
Machinery and equipment	10,350.4	10,010.3
Construction in progress	41.0	168.0
Property, plant and equipment [(1)]	11,257.9	11,037.4
Less: Accumulated depreciation and amortization	5,267.9	4,727.8
Property, plant and equipment—net	$ 5,990.0	$ 6,309.6

(1) As of December 31, 2021 and 2020, we had property, plant and equipment that was accrued but unpaid of $18.5 million and $26.7 million, respectively. Additions to property, plant and equipment in our consolidated statements of cash flows include cash outflows for capital expenditures; therefore, it does not include the net (decrease) increase in amounts accrued for capital expenditures, which was $(8.2) million, $(1.8) million and $8.8 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Depreciation and amortization related to property, plant and equipment was $711.3 million, $684.2 million, and $687.2 million for the years ended December 31, 2021, 2020 and 2019, respectively. During the years ended December 31, 2021, 2020 and 2019, we recorded losses of $2.0 million, $3.6 million and $4.9 million respectively, on the disposal of certain machinery and equipment, which is recorded in other operating—net on our consolidated statements of operations and comprehensive income.

Plant turnarounds—Scheduled inspections, replacements and overhauls of plant machinery and equipment at our continuous process manufacturing facilities during a full plant shutdown are referred to as plant turnarounds. The expenditures related to turnarounds are capitalized in property, plant and equipment when incurred. The following is a summary of capitalized plant turnaround activity:

	Year Ended December 31, 2021	2020	2019
		(in millions)	
Net capitalized turnaround costs:			
Beginning balance	$ 174.2	$ 166.9	$ 141.8
Additions	207.7	77.1	96.8
Depreciation	(89.6)	(69.8)	(71.7)
Ending balance	$ 292.3	$ 174.2	$ 166.9

Scheduled replacements and overhauls of plant and equipment include the dismantling, repair or replacement and installation of various components including piping, valves, motors, turbines, pumps, compressors, heat exchangers and the replacement of catalysts when a full plant shutdown occurs. Scheduled inspections are also conducted during full plant shutdowns, including required safety inspections which entail the disassembly of various components such as steam boilers, pressure vessels and other equipment requiring safety certifications. Internal employee costs and overhead amounts are not considered turnaround costs and are not capitalized.

8. Revenue Recognition

Pursuant to the CHS Supply Agreement and CFS Supply Agreement, we sell all of our granular urea and UAN 32 to CHS and CFS at market prices. CHS has the right to purchase up to approximately 1.1 million tons of granular urea and 580 thousand tons of UAN 32 annually unless modified in accordance with the CHS Supply Agreement. As part of the CHS Supply Agreement, we are required to supply nitrogen products from a nitrogen manufacturing facility owned by a CF Affiliate in Medicine Hat, Alberta, and we purchase certain nitrogen products from a CF Affiliate to satisfy this obligation. We are also required to supply nitrogen products from TNLP's nitrogen manufacturing facility under the CHS Supply Agreement. CFS is required to purchase all tons of granular urea and UAN 32 produced by us and not sold to CHS, except for amounts held by us as inventory. In addition, we sell all of the other nitrogen products that we produce, including ammonia, all non-UAN 32 grades

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CF INDUSTRIES NITROGEN, LLC

of UAN, AN, and other nitrogen products, to CFE. The CFS and CHS Supply Agreements expire on December 31, 2097. Prior to December 31, 2019, the CFE Supply Agreement automatically renewed for one-year periods on January 1 unless terminated by one of the parties prior to renewal. Starting on January 1, 2020, the parties may extend the term of the CFE Supply Agreement for additional twelve month periods by written agreement. On November 22, 2021, the CFE Supply Agreement's term was extended through December 31, 2022.

The revenue that we recognize is in accordance with the CHS, CFS, and CFE Supply Agreements. Our performance obligations under each agreement correspond to each shipment of product that we make to our customer under the contract; as a result, each contract has more than one performance obligation based on the number of products ordered, the quantity of product to be shipped and the mode of shipment requested by the customer. Control of our products transfers to our customer when the customer is able to direct the use of, and obtain substantially all the benefits from, our products, which generally occurs at the later of when the customer obtains title to our product or when the customer assumes risk of loss of our product. The transfer of control occurs at a point in time upon loading of our product onto transportation equipment.

When we enter into a contract with a customer, we are obligated to provide the product during a mutually agreed upon time period. Under the CHS Supply Agreement, either we or CHS arrange delivery of the product to CHS' intended destination. Under the CFS and CFE Supply Agreements, CFS or CFE arrange delivery of the product to their customer's destination. For the years ended December 31, 2021, 2020 and 2019, the total amount of freight recognized as revenue was not material, and is included in product sales to CHS in our consolidated statements of operations and comprehensive income.

Transaction Price

The selling price that we sell our products to CHS and CFS is determined in accordance with the CHS and CFS Supply Agreements. Selling prices under the CHS and CFS Supply Agreements are determined monthly and are equal to the market price that CFS receives from its third party customers for granular urea and UAN 32 from each of our manufacturing complexes and the CF Affiliate manufacturing complex in Medicine Hat, Alberta. Selling price under the CFE Supply Agreement is determined using agreed-upon transfer prices. In our sales contracts, we allocate the entire transaction price to the sale of the product, which is the basis for the determination of the relative standalone selling price allocated to each performance obligation. Returns of our product by our customer are permitted only when the product is not to specification. Returns were not material for the years ended December 31, 2021, 2020 and 2019. Any sales tax, value added tax, and other tax we collect concurrently with our revenue-producing activities are excluded from revenue.

Revenue Disaggregation

We track our revenue by sales agreement and by product. The following table summarizes our revenue by sales agreement and by product for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31, 2021			
	Granular Urea	**UAN 32**	**Other Products**	**Total**
		(in millions)		
Sales agreement:				
CHS	$ 486.2	$ 164.2	$ —	$ 650.4
CFS (a CF affiliate)	$ 999.3	$ 1,424.0	$ —	$ 2,423.3
CFE (a CF affiliate)	$ —	$ —	$ 920.7	$ 920.7

	Year Ended December 31, 2020			
	Granular Urea	**UAN 32**	**Other Products**	**Total**
		(in millions)		
Sales agreement:				
CHS	$ 261.9	$ 99.2	$ —	$ 361.1
CFS (a CF affiliate)	$ 743.5	$ 719.5	$ —	$ 1,463.0
CFE (a CF affiliate)	$ —	$ —	$ 676.8	$ 676.8

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CF INDUSTRIES NITROGEN, LLC

	Year Ended December 31, 2019			
	Granular Urea	UAN 32	Other Products	Total
	(in millions)			
Sales agreement:				
CHS	$ 300.8	$ 117.1	$ —	$ 417.9
CFS (a CF affiliate)	$ 797.0	$ 882.7	$ —	$ 1,679.7
CFE (a CF affiliate)	$ —	$ —	$ 709.7	$ 709.7

Due from CHS and CF Affiliates

Amounts due from CHS represent the outstanding receivables owed by CHS for its purchases of granular urea and UAN 32. Amounts due from CHS are recorded when CHS obtains control of the product. CHS is required to pay us in accordance with the CHS Supply Agreement. For the years ended December 31, 2021, 2020 and 2019, there was no bad debt expense recognized by us on CHS receivables.

Amounts due from CF Affiliates represent the outstanding receivables owed by CFS and CFE for their purchases of nitrogen products. Amounts due from CF Affiliates are recorded when the CF Affiliate obtains control of the product. CFS and CFE are required to pay us in accordance with the CFS and CFE Supply Agreements, respectively. For the years ended December 31, 2021, 2020 and 2019, there was no bad debt expense recognized by us on CFS or CFE receivables.

The CHS, CFS, and CFE Supply Agreements require that the period between the payment for product and the transfer of product to the customer occurs within normal contractual terms that do not exceed one year; therefore, we have not adjusted the transaction price of our contracts to recognize a significant financing component. We have also expensed any incremental costs associated with obtaining a contract that has a duration of less than one year, and there were no costs capitalized during the years ended December 31, 2021, 2020 and 2019. Additionally, we do not have any contracts where if the customer does not take the required amount of product specified in the contract, then the customer is required to make a payment to us.

9. Fair Value Measurements

Assets Measured at Fair Value on a Recurring Basis

As of December 31, 2021 and 2020, the only asset in our consolidated balance sheets recognized at fair value on a recurring basis is cash equivalents. The fair value measurements rely upon quoted market prices in active markets and therefore reside within Level 1 of the fair value hierarchy. Our balance of cash equivalents was $869.3 million and $319.5 million as of December 31, 2021 and 2020, respectively.

Cash Equivalents

As of December 31, 2021 and 2020, our cash equivalents consisted primarily of U.S. government obligations and money market mutual funds that invest in U.S. government obligations and other investment-grade securities.

Financial Instruments

The carrying amounts of cash and cash equivalents, as well as instruments included in current assets and current liabilities that meet the definition of financial instruments, approximate fair value because of their short-term maturities.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

We also have assets and liabilities that may be measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment, allocation of purchase price in an acquisition or when a new liability is being established that requires fair value measurement. The fair value measurements related to each of these rely primarily on our specific inputs and our assumptions about the use of the assets. Since certain of our assumptions would involve inputs that are not observable, these fair values would reside within Level 3 of the fair value hierarchy.

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We review the carrying value of our long-lived assets to assess recoverability as facts and circumstances indicate that evidence of impairment may exist. As part of the assessment process when performing impairment tests, we estimate many factors including future sales volume, selling prices, raw materials costs, operating rates, operating expenses, inflation, and discount rates. The assumptions we make are significant estimates that are used in the impairment testing. 10. Gain on Net Settlement of Natural Gas Contracts We enter into supply agreements to facilitate the availability of natural gas to operate our plants. When we purchase natural gas under these agreements, we intend to take physical delivery for use in our plants. Certain of these supply agreements allow us to fix the price of the deliveries for the following month using an agreed upon first of month price. We utilize the Normal Purchase Normal Sales (NPNS) derivative scope exception for these fixed price contracts and, therefore, we do not account for them as derivatives. In February 2021, the central portion of the United States experienced extreme and unprecedented cold weather due to the impact of Winter Storm Uri. Certain natural gas suppliers and natural gas pipelines declared force majeure events due to natural gas well freeze-offs or frozen equipment. This occurred at the same time as large increases in natural gas demand were occurring due to the extreme cold temperatures. Due to these unprecedented factors, several states declared a state of emergency and natural gas was redirected for residential usage. We net settled certain natural gas contracts with our suppliers and received prevailing market prices, which were in excess of our cost. We no longer qualified for the NPNS derivative scope exception for the natural gas that was net settled with our suppliers due to the impact of Winter Storm Uri. As a result, we recognized a gain of $112 million from the net settlement of these natural gas contracts, which is reflected in cost of sales in our consolidated statements of operations and comprehensive income for the year ended December 31, 2021. 11. Asset Retirement Obligations Asset retirement obligations (AROs) are legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operation of such assets. AROs are initially recognized as incurred when sufficient information exists to estimate fair value. We have AROs at our nitrogen manufacturing complexes that are conditional upon cessation of operations. These AROs include certain decommissioning activities as well as the removal and disposal of certain chemicals, waste materials, structures, equipment, vessels, piping and storage tanks. Also included are reclamation of land and the closure of certain effluent ponds. The most recent estimate of the aggregate cost of these AROs expressed in 2021 dollars is approximately $55.4 million. We have not recorded a liability for these conditional AROs as of December 31, 2021 because we do not believe there is currently a reasonable basis for estimating a date or range of dates of cessation of operations at our nitrogen manufacturing complexes, which is necessary in order to estimate fair value. In reaching this conclusion, we considered the historical performance of each nitrogen manufacturing complex and have taken into account factors such as planned maintenance, asset replacements and upgrades of plant and equipment, which if conducted as in the past, can extend the physical lives of our nitrogen manufacturing complexes indefinitely. We also considered the possibility of changes in technology, risk of obsolescence, and availability of raw materials in arriving at our conclusion. 12. Contingencies Litigation West Fertilizer Co. On April 17, 2013, there was a fire and explosion at the West Fertilizer Co. fertilizer storage and distribution facility in West, Texas. According to published reports, 15 people were killed and approximately 200 people were injured in the incident, and the fire and explosion damaged or destroyed a number of homes and buildings around the facility. Various subsidiaries of CF, including CFN (the CF Entities) were named as defendants along with other companies in lawsuits filed in 2013, 2014 and 2015 in the District Court of McLennan County, Texas by the City of West, individual residents of the County and other parties seeking recovery for damages allegedly sustained as a result of the explosion. The cases were consolidated for discovery and pretrial proceedings in the District Court of McLennan County under the caption “In re: West Explosion Cases.” The two-year statute of limitations expired on April 17, 2015. As of that date, over 400 plaintiffs had filed claims, including at least 9 entities, 325 individuals, and 80 insurance companies. Plaintiffs allege various theories of negligence, strict liability, and breach of warranty under Texas law. Although we did not own or operate the facility or directly sell our products to West Fertilizer Co., products that the CF Entities manufactured and sold to others were delivered to the facility and may have been stored at the West facility at the time of the incident. CF INDUSTRIES NITROGEN, LLC 17

The Court granted in part and denied in part the CF Entities’ Motions for Summary Judgment in August 2015. Nearly all of the cases, including all wrongful death and personal injury claims, have been resolved pursuant to confidential settlements that have been or we expect will be fully funded by insurance. The remaining subrogation and statutory indemnification claims total approximately $37 million, before prejudgment interest, and are in various stages of discovery and pre-trial proceedings. The remaining claims are expected to be set for trial in 2022. We believe we have strong legal and factual defenses and intend to continue defending the CF Entities vigorously in the remaining lawsuits. The Company cannot provide a range of reasonably possible loss due to the uncertain nature of this litigation, including uncertainties around the potential allocation of responsibility by a jury to other defendants or responsible third parties. The recognition of a potential loss in the future in the West Fertilizer Co. litigation could negatively affect our results in the period of recognition. However, based upon currently available information, we expect any potential loss to be fully indemnified by insurance and do not believe that this litigation will have a material adverse effect on our consolidated financial position, results of operations or cash flows. Other Litigation From time to time, we are subject to ordinary, routine legal proceedings related to the usual conduct of our business, including proceedings regarding public utility and transportation rates, environmental matters, taxes and permits relating to the operations of our various plants and facilities. Based on the information available as of the date the financial statements were issued, we believe that the ultimate outcome of these routine matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. Environmental Matters From time to time, we receive notices from governmental agencies or third parties alleging that we are a potentially responsible party at certain cleanup sites under the Comprehensive Environmental Response, Compensation, and Liability Act or other environmental cleanup laws. However, based on currently available information, we do not expect the remedial or financial obligations to which we may be subject involving any cleanup site will have a material adverse effect on our consolidated financial position, results of operations or cash flows. 13. Income Taxes CFN is organized as a limited liability company under the laws of the State of Delaware. CFN has made an election to be taxed as a partnership for U.S. federal income tax purposes. TIOK and CFN Holdings are organized as limited liability companies and have elected to be treated as disregarded entities taxable as branches of CFN for federal income tax purposes. CFN and CFN Holdings together own 100% of the limited partnership interest in TNLP, which is organized as a limited partnership under Delaware law. As CFN Holdings is treated as a disregarded entity, CFN is treated as owning 100% of TNLP for federal income tax purposes. As a result, TNLP is also treated as a disregarded entity for federal income tax purposes allowing CFN to file a single federal partnership tax return for itself and all of the subsidiary entities. Such federal tax elections to be taxed as a partnership by CFN and a disregarded entity by TIOK and CFN Holdings resulting in CFN filing a single tax return are followed by the taxing authorities in the states in which CFN, TIOK, CFN Holdings and TNLP operate. As an entity taxable as a partnership, CFN is not subject to federal and state income taxes on its income and operations. Generally, the income of CFN will be allocated between its partners who will be subject to federal and state income taxes on their respective shares of CFN's income. However, some items of income and expense are, under the LLC Agreement, subject to special allocation between the partners. Some states in the United States impose partnership level taxes on the activities of a partnership in their state where the partnership is owned by partners who are nonresident in that state. CFN does not believe these nonresident partnership level taxes will apply to CFN or its operations, but if such taxes apply, CFN will reduce distributions payable to the partner to which the nonresident taxation applies. Federal, state, and local authorities may examine CFN's tax returns for three years from the date of filing of such returns. This examination is separate and apart from any examination these authorities may conduct with respect to CFN's partners. Generally, any adjustments resulting from such a federal, state, or local examination of CFN will be reported to, and reflected in, the income of CFN's partners. CFN's 2017 and 2018 federal tax returns are currently under examination by the Internal Revenue Service. 14. Subsequent Events On January 14, 2022, CFUSA repaid the $250.0 million balance of principal outstanding under the CFUSA Revolving Note, and paid $76 thousand of accrued interest on the CFUSA Revolving Note, in cash to us. CF INDUSTRIES NITROGEN, LLC 18

On January 31, 2022, the CFN Board of Managers approved distribution payments to CHS and CFUSA of $247.4 million and $956.8 million, respectively, in accordance with the LLC Agreement for the distribution period ending December 31, 2021. We made the CHS and CFUSA distribution payments on January 31, 2022. We have evaluated for subsequent events through February 25, 2022, the date that the financial statements were issued. CF INDUSTRIES NITROGEN, LLC 19